Exhibit (a)(5)(i)

Renren Announces Dutch Auction Tender Offer for Its American Depositary Shares

BEIJING, China, April 2, 2015 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, announced that it is commencing a Dutch auction tender offer today to purchase for cash up to $50 million in value of its American Depositary Shares (the “ADSs”), each representing three Class A ordinary shares of the Company, par value $0.001 per share, at a purchase price not greater than $2.75 per ADS nor less than $2.40 per ADS (in each case less a cancellation fee of $0.05 per ADS to be paid to the Company’s ADS depositary). Under the terms of the tender offer, the Company will invite holders of ADSs to tender their ADSs at prices specified by such holders within such range of prices in the manner be described further in the offer materials. The Company will select the lowest single per ADS purchase price that will allow it to purchase $50 million in value of ADSs at completion of the tender offer. The tender offer will be subject to the terms and conditions described in the offer to purchase and the related materials that will be distributed to holders of the Securities and filed with the Securities and Exchange Commission (the “SEC”) today. The tender offer constitutes a part of the $100 million share repurchase program that the Company announced on June 28, 2014, and not an addition to it.

Joseph Chen, Chairman and Chief Executive Officer of the Company, stated that “After we announced the adoption of a $100 million share repurchase plan on June 28, 2014, we repurchased approximately $48.6 million of our ADSs on the open market through March 13, 2015. We weighed the benefits of continuing to use the remaining amount authorized under the share repurchase program to repurchase ADSs on the open market from time to time against the benefits of using approximately the same amount to repurchase ADSs in a single transaction, and we determined that a tender offer was the most effective way to realize the aims of the share repurchase program.”

Neither Renren, its board of directors, the dealer manager nor the information agent nor any of their affiliates is making any recommendation to holders of the Securities as to whether to tender or refrain from tendering their Securities or as to the purchase price on any tender. Renren has been advised that none of its directors or executive officers intends to tender any Securities pursuant to the offer. The information agent for the tender offer will be Georgeson Inc. and the depositary for the tender offer will be Citibank, N.A. Morgan Stanley & Co. LLC will act as the dealer manager for this tender offer.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Renren’s Securities. The solicitation of offers to buy Renren’s Securities will only be made pursuant to the offer to purchase, to be issued in connection with the commencement of the tender offer (as may be amended or supplemented), the related letter of transmittal, and other related documents that Renren intends to send to holders of its Securities. The tender offer materials will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be distributed by Renren to the holders of its Securities at no expense to them. In addition, all of the materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and by contacting Georgeson Inc., the information agent for the tender offer, by telephone at (866) 821-0284.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website renren.com and the game operating platform Renren Games. Renren.com had approximately 223 million activated users as of December 31, 2014. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu
Investor Relations Department
Renren Inc.
Tel: +86 (10) 8448-1818 × 1300
Email: ir@renren-inc.com